UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒	Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on August 24, 2015, as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 779,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the Amended and Restated U.S. Offer to Purchase, dated September 1, 2015, as amended on September 3, 2015 and September 8, 2015 (the “U.S. Offer to Purchase”).

Except as otherwise set forth in this Amendment No. 7, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

1.	The first three sentences under the caption “What happens if shareholders tender more ADSs and Common Shares than you have agreed to buy?” in the “Summary Term Sheet” and the third paragraph under “The Offer—Section 2—Terms of the U.S. Offer” are each deleted and replaced with the following:

“If the shareholders of SPIL have validly tendered and not properly withdrawn upon expiration of the U.S. Offer, such number of ADSs and Common Shares such that, together with the Common Shares validly tendered into, and not properly withdrawn upon expiration of, the ROC Offer, more than 779,000,000 Common Shares, including those represented by ADSs, have been validly tendered and not properly withdrawn, we will purchase 779,000,000 Common Shares, including those represented by ADSs, on the following basis:

First, we will purchase all ADSs and Common Shares validly tendered and not properly withdrawn by any shareholder tendering 1,000 or fewer Common Shares, including those represented by ADSs;

Second, from any shareholder validly tendering and not properly withdrawing more than 1,000 Common Shares, including those represented by ADSs, we will:

(a)	purchase 1,000 Common Shares, including those represented by ADSs, and thereafter

(b)	purchase Common Shares, including those represented by ADSs, on a pro rata basis up to the Offer Cap (rounded down to the nearest whole Common Share or ADS, as applicable) by applying a proration factor equal to (x) (i) 779,000,000 minus (ii) the aggregate number of Common Shares, including those represented by ADSs, purchased in the first step minus (ii) the aggregate number of Common Shares, including those represented by ADSs, purchased in the foregoing clause (a) divided by (y) the sum of (i) the number of Common Shares that were validly tendered and not properly withdrawn pursuant to the ROC Offer plus (ii) the number of Common Shares that were validly tendered and not properly withdrawn pursuant to the U.S. Offer plus (iii) the number of ADSs that were validly tendered and not properly withdrawn pursuant to the U.S. Offer multiplied by five minus (iv) the aggregate number of Common Shares, including those represented by ADSs, purchased in the first step minus (v) the aggregate number of Common Shares, including those represented by ADSs, purchased in the foregoing clause (a).

Third, we will purchase additional Common Shares and ADSs up to the Offer Cap by purchasing one additional Common Share or ADS, as applicable, from randomly selected tendering shareholders that were subject to proration as described above.”

2.	The following sentences:

“In addition, we have retained Credit Suisse (Hong Kong) Limited (“Credit Suisse”) to act as an advisor in connection with the proposed investment made by Purchaser in SPIL and for which it will receive reasonable and customary compensation for its service. Credit Suisse may contact holders of ADSs and Common Shares by mail, telephone, telegraph, email and personal interviews on behalf of Purchaser.”

are added to the U.S. Offer to Purchase after the first sentence of the first paragraph under “The Offer—Section 2—Fees and Expenses”.

3.	The text “or Common Shares” is added to the U.S. Offer to Purchase after the text “for soliciting tenders of ADSs” in the second paragraph under “The Offer—Section 2—Fees and Expenses”.

4.	The text “held by any holder, wherever resident,” is added to the U.S. Offer to Purchase after the text “The U.S. Offer is for ADSs” in the first bullet point under the caption “What are the principal differences between the U.S. Offer and the ROC Offer?” in the “Summary Term Sheet.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer